DIGITAL TURBINE, INC.

(formerly, Mandalay Digital Group, Inc.)

2811 Cahuenga Boulevard West

Los Angeles, California 90068

January 29, 2015

VIA EDGAR

Matthew Crispino

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Digital Turbine, Inc.
(formerly, Mandalay Digital Group, Inc.)
Registration Statement on Form S-4
File No. 333-200695

Dear Mr. Crispino:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Digital Turbine, Inc. (formerly, Mandalay Digital Group, Inc.), a Delaware corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-4, as amended, originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2014 be accelerated so that it will be declared effective at 1:30 pm Eastern time, on Friday, January 30, 2015, or as soon thereafter as is practicable.

***

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact the undersigned at 646-584-4021, or Ben Orlanski or Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4000.

Sincerely,

Digital Turbine, Inc.

By:	/s/ Andrew Schleimer
Andrew Schleimer
Chief Financial Officer

cc:	William Stone, CEO
Ben D. Orlanski, Manatt, Phelps & Phillips, LLP
Katherine J. Blair, Manatt, Phelps & Phillips, LLP

2